LUNDIN MINING
CORPORATION

2005
Notice of Annual and Special Meeting
& Management Proxy Circular

LUNDIN MINING CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Special Meeting of the shareholders of LUNDIN MINING CORPORATION (the "Corporation") will be held at the corporate offices of the Corporation, Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, on Wednesday, the 25th day of May, 2005 at the hour of 10:00 a.m. (Vancouver Time) for the following purposes:

1.     To receive and consider the Directors' Report to Shareholders and the audited financial statements of the Corporation for the year ended December 31, 2004, and the report of the auditor thereon.

2.     To appoint auditors for the Corporation to hold office until the next Annual Meeting, at a remuneration to be fixed by the directors of the Corporation.

3.     To elect directors to hold office until the next Annual Meeting of the Corporation.

4.     To consider and, if thought fit, to approve an ordinary resolution ratifying the granting of incentive stock options to insiders of the Corporation, as more particularly set out in the management proxy circular.

5.     To consider amendments to or variations of any matter identified in this Notice of Meeting.

6.     To transact such further or other business as may properly come before the meeting and any adjournment thereof.

If you are a registered shareholder of the Corporation and are unable to attend the meeting in person, please date, complete, execute and return, in the envelope provided for that purpose, the accompanying form of proxy for use at the meeting within the time and to the location set out in the proxy.

If you are a non-registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.

The accompanying management proxy circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice. The financial statements of the Corporation for the year ended December 31, 2004 and the report of the auditors thereon are included in the Corporation's annual report.

DATED at Vancouver, British Columbia the 28th day of April, 2005.

BY ORDER OF THE BOARD

(Signed)	Karl-Axel Waplan
President

LUNDIN MINING CORPORATION
2101 – 885 West Georgia Street
Vancouver, B.C., V6C 3E8

MANAGEMENT PROXY CIRCULAR
(as at April 8, 2005 unless otherwise indicated)

PROXY SOLICITATIONS

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of LUNDIN MINING CORPORATION (the "Corporation") for use at the annual and special meeting of shareholders of the Corporation to be held on Wednesday, May 25, 2005, at the time and place and for the purposes set out in the accompanying Notice or at any adjournment thereof (the "Meeting"). Management's solicitation of proxies will primarily be by mail and may be supplemented by telephone or other means of communication to be made without special compensation by directors, officers and regular employees of the Corporation. The Corporation may retain other persons or companies to solicit proxies on behalf of management of the Corporation, in which event customary fees for such services will be paid. All solicitation costs will be borne by the Corporation.

The information contained in this Management Proxy Circular is given as of April 8, 2005, unless otherwise indicated. All amounts are given in Canadian dollars, except as otherwise noted.

APPOINTMENT OF PROXYHOLDER

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation (the "Management Proxyholders"). A registered shareholder has the right to appoint a person other than one of the Management Proxyholders to represent the registered shareholder at the Meeting by striking out the printed names and inserting that other person's name in the blank space provided. A proxyholder need not be a shareholder. If a shareholder appoints one of the Management Proxyholders as a nominee and there is no direction by the registered shareholder, the Management Proxyholder shall vote the proxy FOR all proposals set out in the enclosed proxy form and for the election of the directors and the appointment of the auditors set out in this Circular.

The instrument appointing a proxyholder must be signed in writing by the registered shareholder, or such shareholder's attorney authorized in writing. If the registered shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument. An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the office of the Corporation's registrar and transfer agent, Computershare Investor Services Inc., 9th Floor, 800 University Avenue, Toronto, Ontario, Attention: Proxy Department, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time set for holding the Meeting or any adjournments thereof, or it is deposited with the Secretary of the Corporation or the chairman of the Meeting prior to the time of voting at the Meeting.

If you have any questions about the procedures to be followed to vote at the Meeting or about obtaining, completing and depositing the required form of proxy, you should contact Computershare Investor Services Inc. by telephone (toll free) at 1-800-564-6253.

VOTING OF PROXIES

Common shares of the Corporation (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the registered shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by such proxy will be voted accordingly. If no choice is specified, the person designated in the accompanying form of proxy will vote FOR all matters proposed by management at the Meeting.

EXERCISE OF DISCRETION

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder with respect to amendments or variations to matters identified in the Notice of the Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the person designated in the accompanying form of proxy to vote in accordance with their best judgment on such matters. As of the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

VOTING BY BENEFICIAL SHAREHOLDERS

The information in this section is important to many shareholders as a substantial number of shareholders do not hold their shares in their own name.

Shareholders who hold common shares of the Corporation through their brokers, intermediaries, trustees, or other nominees (such shareholders being collectively called "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the share register of the Corporation may be recognized and acted upon at the Meeting. If common shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder will not appear on the share register of the Corporation. Such shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such shares will be registered in the name of "CDS & Co.", the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms. Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders. As a result, Beneficial Shareholders should carefully review the voting and instructions provided by their broker, agent or nominee with this Proxy Circular and ensure that they direct the voting of their shares in accordance with those instructions.

Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by such shareholder's broker, agent or nominee is limited to instructing the registered holder on how to vote such shares on behalf of the Beneficial Shareholder. Most brokers in Canada now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically prepares voting instruction forms, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to ADP or follow specific telephone or other voting procedures. ADP then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of such shares at the Meeting. A Beneficial Shareholder receiving a voting instruction form from ADP cannot use that form to vote their shares at the Meeting. Instead, the voting instruction form must be returned to ADP or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.

REVOCATION OF PROXY

A registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the Secretary of the Corporation or the chairman of the Meeting prior to the time of voting at the Meeting. Only registered shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must arrange for their respective intermediaries to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of common shares without par value and one special share without nominal or par value, of which 34,802,592 common shares are issued and outstanding as of April 8, 2005. Each common share is entitled to one vote.

The board of directors of the Corporation has fixed the close of business on April 8, 2005 as the record date for the purposes of determining the holders of common shares entitled to receive notice of and to vote at the Meeting. No person shall be entitled to vote at the Meeting in respect of any common shares acquired by transfer unless such transfer has been duly registered on or prior to the record date or unless such person produces a properly endorsed share certificate or otherwise establishes that such person owns such common shares, and demands, not later than 10 days prior to the Meeting, that such person's name be included in the list of shareholders entitled to vote at the Meeting.

Shareholders registered as at April 8, 2005 are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

The following table sets forth all persons or companies who, to the knowledge of the directors and executive officers of the Corporation, beneficially own, directly or indirectly, or exercise control or direction over those shares carrying 10% or more of the voting rights attached to all shares of the Corporation:

Name and Address	Number of Shares	Percentage of Issued Capital
Adolf H. Lundin (1)	6,107,860	17.55%

NOTES:

(1)    These shares are held by Ellegrove Capital Ltd. and Abalone Capital Ltd., private corporations owned by trusts whose settler is Adolf H. Lundin.

As at April 8, 2005, the total number of common shares owned or controlled by management and the directors of the Corporation and their associates or affiliates was 6,542,220 common shares, representing 18.8% of the total issued and outstanding common shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or executive officer of the Corporation or any proposed nominee of management of the Corporation for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Corporation's last financial year, in matters to be acted upon at the Meeting other than the election of directors and the appointment of auditors.

MATTERS TO BE PRESENTED BEFORE THE MEETING

Presentation of Financial Statements

The audited financial statements of the Corporation for the year ended December 31, 2004, together with the report of the auditors thereon, will be placed before the Meeting. A copy of the Corporation's 2004 Annual Report accompanies this Circular and additional copies may be obtained from the Corporation at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

Appointment of Auditor

Management of the Corporation intends to nominate KPMG LLP, Chartered Accountants, for appointment as auditors of the Corporation. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation to hold office until the close of the next annual meeting of the Corporation, at a remuneration to be fixed by the directors of the Corporation.

Deloitte & Touche LLP, Chartered Accountants, are the former auditors of the Corporation. Deloitte & Touche LLP were first appointed on September 9, 1994 and will resign as auditors of the Corporation effective as of the date of the Meeting, May 25, 2005.

As required by Section 4.11 of National Instrument 51-102, attached as Appendix "A" to this Circular are copies of the following materials which were filed with securities regulatory authorities in connection with the change of auditor:

1.     Notice of Change of Auditor dated April 19, 2005;

2.     Letter from KPMG LLP, Chartered Accountants, dated April 25, 2005;

3.     Letter from Deloitte & Touche LLP, Chartered Accountants, dated April 28, 2005; and

4.     Confirmation of the Corporation confirming that the board of directors has reviewed the Notice of Change of Auditor and the letters from KPMG LLP and Deloitte & Touche LLP.

Election of Directors

All current directors of the Corporation will be deemed to retire at the Meeting and will be eligible for reelection. Each director elected at the Meeting will hold office until the next annual meeting of shareholders and until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Corporation. Management proposes to nominate, and the persons named in the accompanying form of proxy will vote for (in the absence of specifications or instructions to abstain from voting on the proxy), the election of the nine persons whose names are set forth below. All proposed management nominees are ordinarily resident in Canada, with the exception of Messrs. Karl-Axel Waplan and Edward F. Posey, who are ordinarily resident in Sweden, Messrs. Adolf H. Lundin and Pierre Besuchet, who are ordinarily resident in Switzerland, and Mr. Anthony O'Reilly, who is ordinarily resident in Ireland.

The following table provides the name of each person proposed to be nominated by management for election as a director, all other positions and offices with the Corporation and any significant affiliate now held by him, if any, his principal occupation or employment, the period or periods of service as a director of the Corporation and the approximate number of shares of the Corporation beneficially owned by him, directly or indirectly, or over which he exercises control or direction:

Name, Province or State		Number of Common
and Country of		Shares Beneficially
Residence and Positions		Owned, Directly or
Held (Current or Former)	Period of Service	Indirectly or	Principal Occupation of the Nominee
within the Corporation	as a Director	Controlled or Direct	During the Past Five Years
Pierre Besuchet	Sept. 9, 1994 to	157,400	Private money manager and administrator of
Geneva, Switzerland	present		companies
Director
John H. Craig (1) (3)	June 11, 2003 to	Nil	Lawyer, partner of Cassels Brock & Blackwell
Ontario, Canada	present		LLP
Director
Brian D. Edgar (2)	Sept. 9, 1994 to	10,000	Self-employed businessman; Vice-President
British Columbia, Canada	present		of Rand Edgar Investment Corp.; Director of
Director			a number of publicly traded companies.
President of Sisu Enterprises Co. Inc. since
May 2003
Adolf H. Lundin	Sept. 9, 1994 to	6,107,860 (6)	Director of a number of public companies,
Geneva, Switzerland	June 11, 2003;		including Tenke Mining Corp. and Vostok
Director	Oct. 6, 2004 to		Nafta Investment Ltd.
(Former Chairman from	present
Sept 9, 1994 to June 11, 2003)
Lukas H. Lundin (1) (2)	Sept. 9, 1994 to	89,416	Chairman and Director of International
British Columbia, Canada	present		Uranium Corporation and Tanganyika Oil
Director, Chairman			Company Ltd.; Director and/or senior officer
of a number of publicly traded resource
based companies, including: North Atlantic
Natural Resources AB, Vostok Nafta
Investments Ltd., Tenke Mining Corp., Red
Back Mining Inc., Atacama Minerals Corp.
and Valkyries Petroleum Corp.
Anthony O'Reilly	New nominee	21,878	Former Chairman of Arcon International
Dublin, Ireland			Resources Plc; Chief Executive Officer of
Josiah Wedgwood & Sons Limited; Executive
Director of Waterford Wedgwood Plc; Non-
executive Director of Independent News &
Media Plc, Providence Resources Plc and a
number of other companies; Trustee of The
O'Reilly Foundation.
Edward F. Posey	May 1, 1996 to	119,166	Former President of the Corporation from
Uppsala, Sweden	present		May 9, 1996 to April 15, 2005; formerly,
Director,			President of Cortex Mining & Exploration
Former President and			Company, a base metal exploration
Chief Executive Officer (4)			company; Professional Mining Geophysicist
William A. Rand (1) (2) (3)	Sept. 9, 1994 to	25,458	Self-employed businessman; President of
British Columbia, Canada	present		Rand Edgar Investment Corp.; Director of a
Director			number of publicly traded companies
Karl-Axel Waplan (3)	April 15, 2005 to	1,000	President and Chief Executive Officer of the
Stockholm, Sweden	present		Corporation; former Executive Vice-President
Director, President and			of Operations of the Corporation from May
Chief Executive Officer (5)			2004 to April 15, 2005; previously Chief
Operating Officer with GfE MIR Group, a
metals trading company in Dusseldorf,
Germany

NOTES:

(1)    Member, Compensation Committee

(2)    Member, Audit Committee

(3)    Member, Governance and Nomination Committee

(4)    Mr. Posey resigned as the President and Chief Executive Officer of the Corporation effective as of April 15, 2005.

(5)    Mr. Waplan was appointed as the President and Chief Executive Officer and a director of the Corporation effective as of April 15, 2005.

(6)    These shares are held by Ellegrove Capital Ltd. and Abalone Capital Ltd., private corporations owned by trusts whose settler is Adolf H. Lundin.

The information as to shares beneficially owned, directly or indirectly, or over which the above nominees exercise control or direction, not being within the knowledge of the Corporation, has been furnished by the respective nominees themselves.

Although management does not contemplate that any of the above nominees will be unavailable to stand for election or will decline to serve if elected, in the event of any vacancy among the nominees occasioned by an unexpected occurrence, the proxies given pursuant to this solicitation will be voted in favour of the remaining nominees and for such other substitute nominees as the board of directors may designate.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Corporation acting solely in such capacity.

Corporate Cease Trade Orders or Bankruptcies

No director or proposed director of the Corporation is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Corporation, that while that person was acting in that capacity:

(a)    was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)    was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)    within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director of the Corporation has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Paid to Named Executive Officer

For purposes of this Circular, "executive officer" of the Corporation means an individual who at any time during the year was the Chair or a Vice-Chair of the Corporation; the President; any Vice-President in charge of a principal business unit, division or function, including such as sales, finance or production; any officer of the Corporation or of a subsidiary of the Corporation, or any other person, who performed a policy-making function in respect of the Corporation.

The summary compensation table below discloses compensation paid to the following individuals during the most recently-completed financial year of the Corporation, ended December 31, 2004:

(a)    the Corporation's chief executive officer ("CEO");

(b)    the Corporation's chief financial officer ("CFO");

(c)    each of the Corporation's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year whose total salary and bonus exceeds $150,000; and

(d)    any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year,

(each, a "Named Executive Officer").

As at December 31, 2004, the end of the most recently completed fiscal year of the Corporation, the Corporation had three Named Executive Officers, Edward F. Posey, who served as President and a director of the Corporation, Wanda Lee, who served as the Corporation's Chief Financial Officer from September 13, 1994, and Karl-Axel Waplan, who served as the Executive Vice-President, Operations from May 2, 2004. The following table sets forth information concerning the total compensation paid during each of the three most recently completed fiscal years of the Corporation to the Named Executive Officers:

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Shares or
				Other	Securities	Units	Long Term
				Annual	Under	Subject to	Incentive Plan
	Year			Compen-	Option/SARs	Resale	Compensation	All Other
Name of Principal	ended	Salary	Bonus	sation	Granted (1)	Restrictions	Payouts	Compensation
and Position	Dec 31	($)	($)	($)	(#)	($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Edward F. Posey	2004	187,160	-	152,158	-	-	-	-
Former President
and Chief Executive
Officer (2)
	2003	31,505 (3)	-	84,060 (4)	100,000 (5)	-	-	-
	2002	113,086 (3)	-	94,220 (4)	80,000 (6)	-	-	-

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Shares or
				Other	Securities	Units	Long Term
				Annual	Under	Subject to	Incentive Plan
	Year			Compen-	Option/SARs	Resale	Compensation	All Other
Name of Principal	ended	Salary	Bonus	sation	Granted (1)	Restrictions	Payouts	Compensation
and Position	Dec 31	($)	($)	($)	(#)	($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Wanda Lee	2004	-	-	-	-	-	-	-
Former Chief
Financial Officer (7)
	2003	-	-	-	20,000 (8)	-	-	-
	2002	-	-	-	20,000 (9)	-	-	-
Karl-Axel Waplan,	2004	160,405(11)	-	-	100,000(12)	-	-	-
President and Chief
Executive Officer (10)
	2003	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2002	N/A	N/A	N/A	N/A	N/A	N/A	N/A

NOTES:

(1)    As no SARs have been granted, all references are to incentive stock options.

(2)    Mr. Posey resigned as the President and Chief Executive Officer of the Corporation effective April 15, 2005.

(3)    These amounts represent the salary paid by the Corporation to Mr. Posey for the period January 2002 to October 2003 and the salary paid pursuant to an employment agreement dated November 1, 2003 for the period November and December 2003.

(4)    These amounts represent management fees paid to Mr. Posey by North Atlantic. See "Employment Contracts".

(5)    Pursuant to the Corporation's stock option plan, on December 5, 2003 the Corporation granted an incentive stock option to Mr. Posey for the right to purchase up to 100,000 common shares, exercisable at the price of $5.00 per share, until December 4, 2005.

(6)    Pursuant to an incentive stock option agreement dated May 16, 2002, the Corporation granted an incentive stock option to Mr. Posey for the right to purchase up to 80,000 common shares, exercisable at the price of $2.10 per share until May 15, 2004. These options were fully exercised on May 14, 2004.

(7)    Ms. Lee was appointed as the Chief Financial Officer of the Corporation on September 13, 2004 and resigned as the Chief Financial Officer of the Corporation effective as of April 4, 2005.

(8)    Pursuant to the Corporation's stock option plan, on December 5, 2003 the Corporation granted an option to Ms. Lee for the right to purchase up to 20,000 common shares, exercisable at the price of $5.00 per share until December 4, 2005.

(9)    Pursuant to an incentive stock option agreement dated May 16, 2002, the Corporation granted an incentive stock option to Ms. Lee for the right to purchase up to 20,000 common shares, exercisable at the price of $2.10 per share until May 15, 2004. These options were fully exercised on May 14, 2004.

(10)  Mr. Waplan was appointed as the President and Chief Executive Officer of the Corporation effective April 15, 2005.

(11)  This amount represents the salary paid by the Corporation's subsidiary to Mr. Waplan for the period May to December 2004 pursuant to an employment agreement dated May 3, 2004.

(12)  Pursuant to the Corporation's stock option plan, on July 9, 2004 the Corporation granted an option to Mr. Waplan for the right to purchase up to 100,000 common shares, exercisable at the price of $7.75 per share until July 8, 2006. These options are subject to shareholder approval (See "Particulars of Other Matters to be Acted Upon – Approval of Incentive Stock Options").

Long Term Incentive Plan-Awards

Long term incentive plan awards ("LTIP") means "a plan providing compensation intended to motivate performance over a period greater than one financial year". LTIP awards do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale. No LTIP awards were made to the Named Executive Officers during the most recently completed financial year.

Options and SARs Granted to Named Executive Officers

There are no stock appreciation rights outstanding and it is currently intended that none be issued.

To ensure that the Corporation is able to continue to provide an incentive program to directors, officers, employees and persons providing services to the Corporation ("Eligible Persons") that provides flexibility in the structuring of incentive benefits to allow the Corporation to remain competitive in the recruitment and maintenance of key personnel, the board of directors implemented an incentive stock option plan on May 15, 2003 which was amended on August 11, 2004 (the "Plan"). The Named Executive Officers are eligible to participate in the Plan. The Plan is in the form of a fixed stock option plan reserving an aggregate of 3,000,000 common shares of the Corporation for issuance upon the exercise of options granted pursuant to the Plan. The exercise price of any option granted under the Plan is to be determined from time to time by the board but, in any event, shall not be lower than the market price of the Corporation's shares, calculated as the closing price of the common shares as traded on the Toronto Stock Exchange on the date of grant, or the trading day immediately preceding the date of grant of such option. Each option is exercisable in such manner as may be determined by the board at the time of grant and options will be for terms not exceeding ten years. The Corporation does not provide any financial assistance to participants in order to facilitate the purchase of common shares under the Plan.

The following table sets forth information concerning grants of stock options to purchase or acquire securities of the Corporation during the financial year ended December 31, 2004 to the Named Executive Officers:

OPTION/SAR GRANTS DURING THE MOST RECENTLY
COMPLETED FINANCIAL YEAR

Market Value of
		Securities			Securities
		Under	% of Total		Underlying
		Options/SARs	Options/SARs	Exercise or	Options/SARs at
	Date of	Granted	Granted to	Base Price	Date of Grant	Expiration
Name	Grant	(#)	Employees	($/Security)	($/Security)	Date
Edward F. Posey,	N/A	Nil	N/A	N/A	N/A	N/A
Former President and
Chief Executive Officer (1)
Wanda Lee,	N/A	Nil	N/A	N/A	N/A	N/A
Former Chief Financial
Officer (2)
Karl-Axel Waplan	July 9,	100,000 (4)	59.7%	7.75	7.75	July 8, 2006
President and Chief	2004
Executive Officer (3) (5)

NOTES:

(1)    Mr. Posey resigned as the President and Chief Executive Officer of the Corporation effective as of April 15, 2005.

(2)    Ms. Lee resigned as the Chief Financial Officer of the Corporation effective as of April 4, 2005.

(3)    Mr. Waplan was appointed as the President and Chief Executive Officer of the Corporation effective as of April 15, 2005.

(4)    These options are subject to shareholder approval (See "Particulars of Other Matters to be Acted Upon – Approval of Incentive Stock Options").

(5)    Subsequent to the most recently completed financial year, the Corporation granted, pursuant to the Corporation's stock option plan, an option to purchase up to 100,000 common shares of the Corporation at an exercise price of $• per share at any time up to April 12, 2007. These options are subject to shareholder approval (See "Particulars of Other Matters to be Acted Upon – Approval of Incentive Stock Options").

Options & SARs Exercised by the Named Executive Officer

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed fiscal year, as well as the fiscal year end value of stock options held by the Named Executive Officer. During this period, no outstanding SARs were held by the Named Executive Officer:

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY
COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

			Unexercised	Value of Unexercised
	Securities		Options/SARs at Fiscal	In-the-Money (1)
	Acquired on	Aggregate	Year-End	Option/SARs at Fiscal
	Exercise	Value	Exercisable/Unexercisable	Year-End ($)
Name	(#)	Realized ($)	(#)	Exercisable/Unexercisable
Edward F. Posey,	80,000	552,000	100,000 (exercisable)	548,000 (exercisable)
Former President and	common
Chief Executive Officer (3)	shares (4)
Wanda Lee,	20,000	138,000	20,000 (exercisable)	109,000 (exercisable)
Former Chief Financial	common
Officer (5)	shares (6)
Karl-Axel Waplan	Nil	Nil	100,000 (exercisable)	273,000 (exercisable)
President and
Chief Executive Officer (7)

NOTES:

(1)    In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing price of the Corporation's shares as at December 31, 2004 (ie. fiscal year end) was $10.48 per share.

(2)    Based on the difference between the option exercise price and the closing market price of the Corporation's shares and is not necessarily indicative of the value (ie. loss or gain) actually realized by the Named Executive Officers.

(3)    Mr. Posey resigned as the President and Chief Executive Officer of the Corporation effective as of April 15, 2005.

(4)    These shares were exercised in full on May 14, 2004 on exercise of options at an exercise price of $2.10. The closing market price of the Corporation's shares as at May 14, 2004 was $9.00 per share. Accordingly, the aggregate value realized by the Named Executive Officer from the exercise of these options was $552,000.

(5)    Ms. Lee resigned as the Chief Financial Officer of the Corporation effective as of April 4, 2005.

(6)    These shares were exercised in full on May 14, 2004 on exercise of options at an exercise price of $2.10. The closing market price of the Corporation's shares as at May 14, 2004 was $9.00 per share. Accordingly, the aggregate value realized by the Named Executive Officer from the exercise of these options was $138,000.

(7)    Mr. Waplan was appointed as the President and Chief Executive Officer of the Corporation effective as of April 15, 2005.

Option & SAR Repricings

None of the incentive stock options were repriced during the most recently completed fiscal year.

Defined Benefit or Actuarial Plan Disclosure

The Corporation does not provide retirement or pension benefits for directors and executive officers, other than for Mr. Karl Axel Waplan. The Corporation pays the premium for occupational pension insurance, which premium is 35% of the fixed monthly salary multiplied by 12.2 and is paid throughout the period of employment. The premium covers old age pension, survivor's pension and long term disability.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation has entered into an employment contract with Edward F. Posey dated November 1, 2003, pursuant to which Mr. Posey was employed by the Corporation for the last fiscal year at an annual base salary of US$144,000 for acting in a full-time capacity as President and Chief Executive Officer of the Corporation. Mr. Posey's contract was for a term of two years, commencing October 1, 2003 and expiring on September 30, 2005, and was terminated effective April 15, 2005. On April 13, 2005, the board of directors of the Corporation approved a severance payment to Mr. Posey of US$1,500,000 and also agreed that Mr. Posey shall receive an additional US$500,000 if the Corporation's Copperstone Project, located near the Storliden Mine in Sweden, is declared a mine. The board has delegated to the Compensation Committee the decision of the manner in which the severance payment shall be paid.

Mr. Posey receives a monthly remuneration of US$10,000 from the Corporation's subsidiary, North Atlantic Resources Ltd. ("North Atlantic"), in his capacity as Managing Director of the North Atlantic, pursuant to an employment contract between Mr. Posey and North Atlantic. Under the terms of the employment contract, Mr. Posey is entitled to a severance payment of six months' salary upon termination of employment. North Atlantic is a company incorporated under the laws of Sweden and whose shares are traded on the Swedish Stock Exchange.

In his capacity as Executive Vice-President of Operations, which position he held from May 2, 2004 to April 15, 2005, Mr. Karl-Axel Waplan, the current President and Chief Executive Officer of the Corporation, earned a monthly salary of SEK 110,000, or approximately Cdn $19,500 per month. Under the terms of the employment contract, Mr. Waplan is entitled to 12 months' notice of termination of employment or payment in lieu thereof and also receives a monthly pension benefit of SEK 38,500. See "Defined Benefit or Actuarial Plan Disclosure".

Other than as set forth above, the Corporation and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 (including periodic payments or instalments) to compensate such executive officer in the event of resignation, retirement or other termination of the Named Executive Officer's employment with the Corporation or its subsidiaries, a change of control of the Corporation or its subsidiaries, or a change in responsibilities of the Named Executive Officer following a change in control.

Compensation Committee

During the most recently completed financial year of the Corporation, the board of directors did not appoint or otherwise constitute a separate compensation committee. Decisions with respect to compensation levels were generally brought forward by management to the board of directors which, in turn, gave final approval to executive compensation matters.

As of April 13, 2005, the board constituted a Compensation Committee to administer the Corporation's executive compensation program. The Compensation Committee is comprised of Messrs. John H. Craig, William A. Rand and Lukas H. Lundin, a majority of whom are unrelated directors. The Compensation Committee shall meet at least annually to receive information on and determine matters regarding executive compensation in accordance with policies approved by the board. Recommendations for changes to the policies shall be reviewed on an annual basis to ensure that they remain current, competitive and consistent with the Corporation's overall goals.

As of April 13, 2005, the board also constituted a Governance and Nomination Committee to assist the board in identifying qualified individuals for board membership, to recommend the composition of the board and its committees and to develop and implement the Corporation's corporate governance guidelines. The Governance and Nomination Committee is comprised of Messrs. John H. Craig, William A. Rand and Karl-Axel Waplan, a majority of whom are unrelated directors. The committee shall meet at least once annually to receive information on performance evaluation of the board and recommend to the board the director nominees for election at the next annual general meeting of the Corporation. The Governance and Nomination Committee shall be specifically responsible for monitoring the performance of the board of directors, and of each director respectively. If necessary, the committee may make recommendations to the board with regards to the make up of the board in order to ensure that the board of directors continues to perform its duties and obligations as required in order to ensure competitiveness and consistency with the Corporation's overall goals.

Report on Executive Compensation

The Corporation's compensation structure is designed to reward performance and to be competitive with the compensation arrangements of other Canadian resource companies of similar size and scope of operations. The board considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long-term interests of the Corporation and its shareholders, overall financial and operating performance of the Corporation and the board's assessment of each officer's individual performance, contribution towards meeting corporate objectives, responsibilities, length of service and levels of compensation provided by industry competitors.

Compensation for executive officers is composed primarily of two components; namely, base salary and participation in the Corporation's stock option plan. The board does not anticipate any changes to the compensation paid to executive officers during the fiscal year ending December 31, 2004. The second component of the executive officers' compensation is stock options. The board, subject to approval by regulatory authorities, may from time to time grant stock options to officers under the Corporation's stock option plan. Grants of stock options are intended to emphasize the executive officers' commitment to the growth of the Corporation. Options were last granted to one executive officer in July 2004. See "Options and SARs Granted to Named Executive Officers". The Corporation places strong reliance on stock options in terms of the total compensation of its executive officers in keeping with overall compensation trends in the Canadian industry and in order to conserve the Corporation's cash.

Performance Graph

The following line graph compares the Corporation's total shareholder return on its common shares during the previous five (5) financial years with the performance of the S&P/TSX Composite Index assuming the investment of CDN$100 on December 31, 1999. Note that, prior to August 12, 2004, the Corporation's shares were listed on the TSX Venture Exchange.

Comparison of Five Year Cumulative Total Shareholder Return on the
Common Shares of the Corporation and the S&P/TSX Composite Index

(1)    On April 2, 2002, the common shares of the Corporation were consolidated on the basis of six old common shares for one new common share. The cumulative shareholder return on the common shares of the Corporation is adjusted to reflect the consolidation.

Compensation of Directors

Standard Compensation Arrangements

During the last fiscal year of the Corporation, there were no standard arrangements in place pursuant to which directors were compensated by the Corporation for their services in their capacity as directors, nor are any amounts paid to directors for committee participation or special assignments. All expenses incurred by directors in respect of their duties are reimbursed by the Corporation.

Other Arrangements

None of the directors of the Corporation were compensated in their capacity as director by the Corporation during the most recently completed financial year pursuant to any other arrangement or in lieu of any standard arrangement.

Compensation for Services

Namdo Management Services Ltd. ("Namdo"), a private corporation owned by Mr. Lukas H. Lundin of Vancouver, British Columbia, a director of the Corporation, was paid or accrued the sum of $192,000 during the fiscal year ended December 31, 2004, plus reimbursement of out-of-pocket expenses at cost. Namdo has approximately 12 employees and provides administration and financial services to a number of public companies in exchange for management fees in varying amounts. Accordingly, there is no basis for allocating the amounts paid by Namdo to Mr. Lundin directly.

During the most recently completed financial year, an amount of $324,115 was paid to the law firm of Cassels Brock & Blackwell LLP, of which Mr. John H. Craig, a director of the Corporation, is a partner, for legal services rendered to the Corporation.

No other director was compensated either directly or indirectly by the Corporation and its subsidiaries during the most recently completed financial year for services as consultants or experts.

Other Compensation

To encourage directors to align their interests with shareholders, directors are granted incentive stock options pursuant to the Corporation's stock option plan, from time to time. No directors were granted stock options during the last fiscal year of the Corporation, other than the grant of stock options on July 4, 2004 of 100,000 options to Karl-Axel Waplan, the President and Chief Executive Officer of the Corporation. See "Options and SARs Granted to Named Executive Officers".

The following table sets forth each option exercised during the most recently completed financial year by directors of the Company (excluding the Named Executive Officers) and the financial year end value of unexercised options on an aggregated basis.

					Value of Unexercised in-the-
	Securities		Unexercised Options/SARs		Money Options/SARs at
	Acquired	Aggregate	at Fiscal Year End		Fiscal Year End(2)
	on Exercise	Value
	(#)	Realized(1)	Exercisable	Unexercisable	Exercisable	Unexercisable
Name		($)	(#)	(#)	($)	($)
Lukas H. Lundin	40,000	286,000	Nil	Nil	Nil	Nil
William A. Rand	20,000	138,000	Nil	Nil	Nil	Nil
Brian D. Edgar	20,000	83,500	Nil	Nil	Nil	Nil
Pierre Besuchet	20,000	143,000	Nil	Nil	Nil	Nil
John H. Craig	Nil	Nil	20,000	Nil	109,600	Nil

NOTES:

(1)    "Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date referred to and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the directors. The closing price of the Company's shares as at December 31, 2004 (ie. fiscal year end) was $10.48 per share.

(2)    "In-the-Money Options" means the excess of the market value of the Company's shares on December 31, 2004 over the exercise price of the options.

Equity Compensation Plan Information

The following table sets out those securities of the Corporation which have been authorized for issuance under equity compensation plans:

Number of securities
remaining available for
future issuance under
	Number of securities to	Weighted-average	equity compensation
	be issued upon exercise	exercise price of	plans (excluding
	of outstanding options,	outstanding options,	securities reflected in
Plan Category	warrants and rights	warrants and rights	column (a))
	(a)	(b)	(c)
Equity compensation plans	372,000	$6.37	2,193,500
approved by the
securityholders

Equity compensation plans	Nil	Nil	Nil
not approved by the
securityholders

Total	372,000	-	2,193,500

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation and the board recognize the importance of corporate governance to the effective management of the Corporation and to the protection of its employees and shareholders. The Corporation's approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Corporation are effectively managed so as to enhance shareholder value.

The Corporation is required to disclose to its shareholders, on an annual basis, information about its corporate governance practices and processes. The Corporation is required to disclose why it believes its practices and processes are appropriate and effective for the organisation. In preparing such disclosure, the Toronto Stock Exchange (the "TSX") has recommended that issuers refer to the 14 disclosure guidelines for effective corporate governance adopted by the TSX (the "TSX Guidelines") which address matters such as the constitution of and functions to be performed by the board of directors and committees of the board.

The Corporation's disclosure addressing each of the TSX Guidelines is attached as Appendix "B" to this Circular. This disclosure statement, including Appendix "B", has been prepared by and approved by the Corporation's board of directors.

MANAGEMENT ARRANGEMENTS

Except as otherwise disclosed in this Circular under the heading "Compensation for Services", management functions of the Corporation and its subsidiaries are performed by directors or executive officers of the Corporation and not, to any substantial degree, by any other person with whom the Corporation has contracted.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the current or former directors, executive officers, employees of the Corporation or its subsidiaries, the proposed nominees for election to the board of directors of the Corporation, or associates or affiliates of such persons, are or have been indebted to the Corporation at any time since the beginning of the last completed fiscal year of the Corporation, other than as follows:

Pursuant to an agreement dated April 1, 1999, the Corporation sold 155,000 shares of the Corporation's subsidiary, North Atlantic Natural Resources AB, to Mr. Edward Posey, the former President and Chief Executive Officer of the Corporation, at a price of SEK 12.50 per share. The purchase price was paid through the issuance of a promissory note bearing interest at the rate of 6.17% per annum and repayable, together with accrued interest, on December 31, 2004. During the fiscal year ended December 31, 2004, the principal amount of the promissory note was repaid and accrued interest was forgiven.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the persons who were directors or officers of the Corporation or a subsidiary of the Corporation at any time during the Corporation's last financial year, the proposed nominees for election to the board of directors of the Corporation, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Corporation, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in any transaction since the beginning of the Corporation's last completed financial year or in any proposed transaction that has materially affected, or would materially affect, the Corporation or any of its subsidiaries, other than as follows:

In October 2001, Mr. Adolf H. Lundin, of Geneva, Switzerland, a director and the former Chairman of the Corporation, provided a credit facility to the Corporation in the amount of SEK10 million (approximately US$1,000,000). The credit facility was to have matured on December 30, 2003, however this date was extended to May 31, 2004. The loan bears interest at 8% per annum and is secured by a guarantee of the Corporation and a pledge of the shares of its subsidiary, South Atlantic (Bermuda) I Ltd. During the fiscal year ended December 31, 2004, the principal amount of the loan and accrued interest were repaid in full.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Incentive Stock Options

The following incentive stock options were granted to certain directors and officers of the Corporation who are also considered insiders of the Corporation, pursuant to the Corporation's current Share Option Plan:

Insider	Date of Grant	Number of	Exercise	Expiry Date
		Optioned Shares	Price
Karl Axel Waplan	July 9, 2004	100,000	$7.75	July 8, 2006
Karl Axel Waplan	April 13, 2005	100,000	$11.50	April 12, 2007
Anders Haker	April 13, 2005	75,000	$11.50	April 12, 2007

The policy of the Toronto Stock Exchange requires that shareholder approval and ratification of options granted to insiders be obtained prior to exercise and, therefore, the shareholders will be requested to approve an ordinary resolution approving and ratifying the granting of the above options. In order to be effective, the proposed resolution approving and ratifying the granting of the above options must be passed by fifty percent of the votes cast by the shareholders of the Corporation who vote in respect of such resolution.

"RESOLVED, as an ordinary resolution, that the following incentive stock options are hereby approved and ratified:

Insider	Date of Grant	Number of	Exercise	Expiry Date
		Optioned Shares	Price
Karl Axel Waplan	July 9, 2004	100,000	$7.75	July 8, 2006
Karl Axel Waplan	April 13, 2005	100,000	$11.50	April 12, 2007
Anders Haker	April 13, 2005	75,000	$11.50	April 12, 2007

In the event shareholder approval is not received, the options will be terminated. The insiders set out above will abstain from voting on the resolution relating to their options. As well, any persons associated with the insiders set out above will abstain from voting on the resolution relating to the options granted to such insiders.

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Financial information about the Corporation is provided by the Corporation's comparative annual financial statements to December 31, 2004, a copy of which, together with Management's Discussion and Analysis thereon, accompanies this Circular. Additional financial information concerning the Corporation may be obtained by any securityholder of the Corporation free of charge by contacting the Corporate Secretary of the Corporation at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8. If you wish, this information may also be accessed on the Corporation's website (www.lundinmining.com).

APPROVAL OF THIS CIRCULAR

The contents and the distribution of this Management Proxy Circular have been approved by the Board of Directors of the Corporation.

DATED as of the 28th day of April, 2005.

(Signed)
Karl-Axel Waplan
President and Chief Executive Officer

APPENDIX "A"

NOTICE OF CHANGE OF AUDITOR

Pursuant to National Instrument 51-102 (Canada) - Continuous Disclosure Obligations, LUNDIN MINING CORPORATION (the "Corporation") advises that:

1.     in order that the Corporation and its subsidiaries have the same auditor, it proposes not to re-appoint its auditor, Deloitte & Touche LLP, Chartered Accountants, of Suite 2100 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1P4 (the "Former Auditor") at the next annual meeting of shareholders of the Corporation scheduled to be held on May 25, 2005;

2.     it is proposed that the shareholders of the Corporation appoint, at the annual meeting of shareholders, KPMG LLP, Chartered Accountants, of Suite 3300 Commerce Court West, 199 Bay Street, Toronto, Ontario, M5L 1B2, as auditor of the Corporation in the place and stead of Deloitte & Touche LLP, Chartered Accountants, until the close of the next annual meeting of shareholders of the Corporation;

3.     there have been no reservations contained in the reports of Deloitte & Touche LLP in connection with:

(a)    the audits of the two most recently completed fiscal years; and

(b)    any period subsequent to the most recently completed period for which an audit report was issued and preceding April 19, 2005;

4.     there have been no reportable disagreements between the Corporation and Deloitte & Touche LLP and there have been no qualified opinions or denials of opinions of Deloitte & Touche LLP;

5.     the termination of Deloitte & Touche LLP and the appointment of KPMG LLP was considered and approved by the Corporation's Audit Committee, which has reviewed all the documents relating to this change of auditor.

DATED at Vancouver, British Columbia, this 19th day of April, 2005.

LUNDIN MINING CORPORATION

Per:
Karl-Axel Waplan
President
Lundin Mining Corporation

2101 - 885 West Georgia Street	Hovslagargatan 5	Email:	info@lundinmining.com
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden	Website:	lundinmining.com
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70	Symbol:	LUN (TSX) LUMI (Nya Marknaden)
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71	Corp. No.:	306723-8

April 28, 2005

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Dear Sirs:

LUNDIN MINING CORPORATION (the "Company")

As required by National Instrument 51-102 (Canada) - Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor for the Corporation (a copy of which is attached hereto) and, based upon our firm's knowledge of the circumstances, we agree with the information contained in the Notice.

We have been advised that the Corporation intends to include the Notice of Change of Auditor in the Management Proxy Circular to be mailed to shareholders for the Corporation's next annual meeting.

Yours truly,

Chartered Accountants

c:         Ontario Securities Commission
            Alberta Securities Commission
            Autorité Des Marchés Financiers
            Nova Scotia Securities Commission

Member of
Deloitte Touche Tohmatsu

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Suite 3300 Commerce Court West	Internet	www.kpmg.ca
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street
Vancouver BC V7Y 1L2

April 25, 2005

Dear Sirs

Re:         Lundin Mining Corporation (the "Corporation")

As required by National Instrument 51-102 (Canada) - Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor for the Corporation and, based upon our firm's knowledge of the circumstances, we do not disagree with the information contained in the Notice.

We have been advised that the Corporation intends to include the Notice of Change of Auditor in the Management Proxy Circular to be mailed to shareholders for the Corporation's next annual meeting.

Yours very truly

cc:       Ontario Securities Commission
            Alberta Securities Commission
            Quebec Securities Commission
            Nova Scotia Securities Commission

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

NATIONAL INSTRUMENT 51-102
CONFIRMATION

Pursuant to section 4.11 of National Instrument 51-102, Lundin Mining Corporation hereby confirms that the Notice of Change of Auditor dated April 19, 2005, the letter from the former auditor, Deloitte & Touche, LLP, Chartered Accountants, and the letter from the successor auditor, KPMG LLP, Chartered Accountants, have been reviewed by its board of directors.

Dated this 28th day of April, 2005.

LUNDIN MINING CORPORATION

Karl-Axel Waplan
President

APPENDIX "B"

LUNDIN MINING CORPORATION
ALIGNMENT WITH TSX CORPORATE GOVERNANCE GUIDELINES

The following table indicates how the corporate governance practices of the Corporation align with the TSX Guidelines:

TSX Guidelines			Corporate Governance Practices of the Corporation

1.	The board should explicitly assume responsibility		The board's responsibility to manage the business and
	for stewardship of the corporation, and		affairs of the Corporation is prescribed by law. The board
	specifically for:		implicitly and explicitly has acknowledged its
responsibility for the stewardship of the Corporation. As
the board has plenary power, no specific mandate has
been prescribed for the board. Any responsibility which is
not delegated to the Corporation's senior management or
committees of the board remains with the full board.

	a)	Adoption of a strategic planning process	The board participates in strategic planning as the
acceptor and/or adopter of the strategic plans proposed
and developed by management. The strategic planning
process has been the responsibility of management.

	b)	Identification of principal risks, and	The board, with input from senior management, identifies
		implementing risk management systems	and reviews the principal business risks applicable to the
Corporation and its mining interests in the Zinkgruvan
Mine, the Storliden Mine and the Galmoy Mine located in
Sweden and Ireland, and its interests in mining properties
in the NP Project in Northern Finland.

	c)	Succession planning and appointing, training	The board has, from time to time, considered succession
		and monitoring senior management	issues and takes responsibility for appointing and
monitoring of senior management.

	d)	Communications policy	The board has discussed and considered how the
Corporation communicates with its various shareholders
and periodically reviews and approves the Corporation's
communications with the public but has no formal
communication policy. The Corporation formally
communicates with its shareholders and other
stakeholders through various channels, including annual
and quarterly reports, news releases and statutory filings.
Direct shareholder communications are generally
handled by the Chairman, the President, other officers of
the Corporation and staff of Namdo Management
Services Ltd., a company which provides corporate
development services to the Corporation, and who are
available to shareholders and the investment community
to discuss the Corporation's business and operations.
The board is of the view that a more formal
communication or shareholders' relations program is not
necessary at this time in light of the availability and
accessibility of the senior officers of the Corporation.

	e)	Integrity of internal control and management	The board, directly and through its Audit Committee,
		information systems	assesses the integrity of the Corporation's internal control and management information systems.

TSX Guidelines		Corporate Governance Practices of the Corporation

2.	Majority of directors should be "unrelated"	Following the Meeting, the board currently will consist of
	(independent of management and free from	nine (9) directors, five of whom are "unrelated" directors
	conflicting interest)	within the meaning of the TSX Guidelines. An
"unrelated" director is a director who is independent of
management and is free from any interest in any
business or other relationship which could, or could
reasonably be perceived to, materially interfere with the
directors' ability to act with a view to the best interests of the Corporation, other than interests and relationships
arising from shareholdings. The board, as presently
constituted brings together a mix of skills, background,
ages and attitudes that the board considers appropriate
to the stewardship of the Corporation.

3.	Disclose, for each director, whether he is related,	The board has considered the relationship of each
	and how that conclusion was reached	director. At the end of the recently completed financial
year, the board was comprised of seven (7) directors,
two of whom are namely, Messrs. Lukas H. Lundin and
Edward F. Posey, were deemed to be related because of
their management positions with the Corporation. Mr.
Adolf H. Lundin is a significant shareholder of the
Corporation. Mr. John H. Craig periodically provides
legal services to the Corporation, but is not considered to
be related because of the size of his fees for such
services relative to the overall fee income of his practice.
Messrs. William A. Rand, Pierre Besuchet and Brian
Edgar are unrelated directors. Following the Meeting,
Mr. Anthony O'Reilly will join the board and will also be
an unrelated director.

4.	Appoint a committee of directors, composed	As of April 13, 2005, the board has constituted the
	exclusively of outside (non-management)	Governance and Nomination Committee consisting of a
	directors, a majority of whom are unrelated,	majority of unrelated directors. The Governance and
	responsible for proposing to the full board new	Nomination Committee will assist the board in identifying
	nominees to the board and for assessing	qualified individuals for board membership, to
	directors on an ongoing basis	recommend the composition of the board and its
committees and to develop and implement the
Corporation's corporate governance guidelines.

5.	Implement a process for assessing the	The board has not constituted a committee comprised
	effectiveness of the board, its committees and	exclusively of outside directors, a majority of whom are
	individual directors	unrelated directors, to assess the effectiveness of the
board as a whole, the committees of the board and the
contribution of individual directors. This task has been
assigned to the Governance and Nominating Committee.

6.	Provide an orientation and education program for	The Corporation does not currently have a formal
	new directors	process of orientation and education for new members of
the board.

TSX Guidelines			Corporate Governance Practices of the Corporation

7.		Consider reducing board size, with a view to	The composition of the board is not too large to function
		improving effectiveness	effectively given the size of the Corporation and the
operations in which the Corporation is involved. Any
fewer directors at this time may impede the ability of the
board to review all of the information required by them in
governance of the Corporation and leave at risk the
possibility of an insufficient number of unrelated directors at any particular board meeting.

8.		Board should review compensation of directors in	The Chairman of the Corporation, as a non-executive
		light of risks and responsibilities	director, receives a monthly compensation of $19,000.
The other non-executive directors, who sit on a
committee of the Corporation receives an annual
compensation of $53,500, and the remaining non-
executive directors receive an annual compensation of
$44,600.

9.		Committees of the board should generally be	There is currently three committees of the board, namely,
		composed of outside (non-management)	the Audit Committee, the Compensation Committee and
		directors, a majority of whom are unrelated	the Governance and Nomination Committee. The
		directors	Corporation's Audit Committee is composed of three (3)
directors: Messrs. Brian D. Edgar, Lukas H. Lundin and
William A. Rand. Following the Meeting, Mr. Lundin will
resign from the Audit Committee and Mr. Anthony
O'Reilly will join the Audit Committee, at which time the
Audit Committee will be comprised of all unrelated
directors. The Compensation Committee is comprised of
Messrs. John H. Craig, William A. Rand and Lukas H.
Lundin, a majority of whom are unrelated directors. The
Governance and Nomination Committee is composed of
Messrs. John H. Craig, William A. Rand and Karl-Axel
Waplan, a majority of whom are unrelated directors.

10.		Board should expressly assume responsibility for,	The board, as presently constituted and as proposed to
		or assign to a committee the general	be constituted, brings, and will bring, together a mix of
		responsibility for, the approach to corporate	skills, background, ages and attitudes that the board
		governance issues	considers appropriate to the stewardship of the
Corporation. In addition, the board has constituted the
Governance and Nomination Committee to assist the
board in identifying qualified individuals for board
membership, to recommend the composition of the board
and its committees and to develop and implement the
Corporation's corporate governance guidelines.

11.		a) Define limits to management's responsibilities
by developing mandates for:

	(i)	the board	The Corporation has not developed position descriptions
for the board. Decisions relating to matters that are not in the ordinary course and that involve expenditures or
commitments on the part of the Corporation beyond
specified levels generally require prior approval of the
board. As the board has plenary power, any
responsibility which is not delegated to management or a
board committee remains with the board.

	(ii)	the Chief Executive Officer	The Corporation has not developed a position description
for the CEO. Generally, operations in the ordinary course
or that are not in the ordinary course and do not exceed
certain levels of expenditures or commitment on the part

TSX Guidelines		Corporate Governance Practices of the Corporation

of the Corporation have been delegated to management.

12.	Establish procedures to enable the board to	The board has functioned, and is of the view that It can
	function independently of management	continue to function, independently of management, as
required. It is common practice for the Chairman to
delegate the chair to an unrelated director during board
meetings. The board has not met without management
present. If the board believed it was appropriate and
meaningful it would formalize the process by which the
board would meet without management and for handling
the board's overall relationship with management.

13.	Establish an audit committee, composed only of	The Corporation's Audit Committee is composed of three
	outside directors, with a specifically defined	(3) directors, following the Meeting all of whom will be
	mandate	unrelated directors. The Audit Committee will meet a
minimum of four times a year, including to review the
annual financial statements prior to their submission to
the board. The Audit Committee has direct
communication channels with internal personnel
responsible for financial statement preparation and with
the Corporation's external auditors. Due to its size, the
Corporation has no formal internal audit process;
however, the role and responsibilities of the Audit
Committee will be mandated in writing.

14.	Implement a system to enable individual directors	The board has not adopted a system which would enable
	to engage outside advisors, at the Corporation's	an individual director to engage an outside advisor at the
	expense	expense of the Corporation in appropriate circumstances. If
such an engagement were appropriate it would be
subject to the approval of the Chairman.